May 22, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Pamela A. Long

Re:	JELD-WEN Holding, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-217994)
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of up to 16,100,000 shares of common stock, pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:30 p.m. (NYT) on May 24, 2017, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus dated May 22, 2017.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

BARCLAYS CAPITAL INC.
CITIGROUP GLOBAL MARKETS INC.

As Representatives of the several Underwriters

By:	BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Vice President

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Richard L. Moriarty
Name: Richard L. Moriarty
Title: Managing Director

[Signature Page to Underwriter Acceleration Request]